                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Hawk Corporation 401(k) Savings and Retirement Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114
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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hawk Corporation 401(k) Savings and Retirement Plan
December 31, 2002 and 2001 and Year Ended December 31, 2002 with Report of Independent Auditors

               Hawk Corporation 401(k) Savings and Retirement Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002


                                TABLE OF CONTENTS

Report of Independent Auditors................................................     1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................     2
Statement of Changes in Net Assets Available for Benefits.....................     3
Notes to Financial Statements.................................................     4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).................     8

                         Report of Independent Auditors



Plan Administrator
Hawk Corporation 401 (k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Hawk Corporation 401 (k) Savings and Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                 /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2003

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               Hawk Corporation 401(k) Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                          DECEMBER 31
                                                    2002              2001
                                                 ----------        ----------
ASSETS
Investments, at fair value:
   Pooled separate accounts                      $1,011,606        $1,279,129
   Hawk Corporation common stock                     52,833            75,109
Guaranteed Income Fund, at contract value           300,731           221,591
Participant loans                                    62,886            95,431
                                                 ----------        ----------
                                                  1,428,056         1,671,260
 Contributions receivable:
  Employer                                            2,954             3,844
  Employee                                            8,817            14,417
                                                 ----------        ----------
                                                     11,771            18,261
                                                 ----------        ----------

 NET ASSETS AVAILABLE FOR BENEFITS               $1,439,827        $1,689,521
                                                 ==========        ==========


See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2002


Additions:
   Interest income                                            $    17,114
   Contributions:
     Employer                                                      62,558
     Employee                                                     235,573
     Employee rollovers                                            17,675
                                                              -----------
                                                                  315,806
                                                              -----------

Total additions                                                   332,920

  Deductions:
     Benefit payments                                             251,813
     Fees and expenses                                              1,521
                                                              -----------
Total deductions                                                  253,334

 Net realized and unrealized depreciation
       in fair value of investments                              (329,280)
                                                              -----------


Net decrease                                                     (249,694)

Net assets available for benefits at beginning of year          1,689,521
                                                              -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR              $ 1,439,827
                                                              ===========



See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002



A.       DESCRIPTION OF THE PLAN

The following description of the Hawk Corporation 401(k) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1999 as a defined contribution plan. The participating employer of the Hawk Corporation 401(k) Savings and Retirement Plan is Allegheny Clearfield, Inc. (the Company and Plan Sponsor). The Plan covers all non-union employees of the Company who have completed six months of service, as defined. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Company makes a matching contribution equal to 50% of the participant's contributions up to 4% of the participant's compensation, as defined. The Plan also provides that the Plan Sponsor may make additional discretionary contributions. The Plan Sponsor did not make a discretionary contribution for the 2002 Plan year. Forfeitures are used to reduce future Plan Sponsor contributions. At December 31, 2002 and 2001, there were $0 and $4,328, respectively in forfeitures available to reduce future contributions. Plan Sponsor contributions for the year ended December 31, 2002 are net of $19,855 in forfeitures.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                 Hawk Corporation 401(k) Savings and Retirement

A.       DESCRIPTION OF THE PLAN (CONTINUED)

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Vesting of Plan Sponsor contributions is based upon years of continuous service. A participant is 100% vested after five years of credited service based on a graded vesting schedule. Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA or the Trustee). A participant may direct Plan Sponsor and employee contributions in any of several investment options, including the Hawk Corporation common stock.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance attributable to employee pre-tax, employer matching and rollover contributions. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

                 Hawk Corporation 401(k) Savings and Retirement

B.       SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year. The participant loans are valued at their outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.       INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                              NET REALIZED
                                             AND UNREALIZED
                                              DEPRECIATION
                                             IN FAIR VALUE
                                             OF INVESTMENTS
                                             --------------
Pooled separate accounts                        $ 307,212
Hawk Corporation common stock                      22,068
                                                ---------
                                                $ 329,280
                                                =========

                 Hawk Corporation 401(k) Savings and Retirement

C.       INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                         DECEMBER 31,
                                                    2002            2001
                                                  --------        --------
               Janus Fund                         $354,677        $489,765
               Guaranteed Income Fund              300,731         221,591
               S&P 500 Index                       206,827         275,915
               Janus Worldwide Fund                132,245         166,717
               CIGNA Lifetime 40 Fund               76,247          92,857
               White Oak Growth Stock Fund                          84,378
               Participant Loans                                    95,431


D.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.       INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

               Hawk Corporation 401(k) Savings and Retirement Plan

                   Employer Identification Number: 34-1608156
                                Plan Number: 005


          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2002

        Identity of Issue, Borrower, Lessor, or                      Current
        Similar Party/ Description of Investment                      Value
--------------------------------------------------------------     -----------
*  Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                                     $   300,731
        State Street Global Advisors Intermediate Bond Account           3,950
        Small Cap Growth/TimesSquare Fund                                  102
        S&P 500 Index                                                  206,827
        Large Cap Value/John A. Levin Fund                               3,078
        Mid Cap Value/Wellington Management                              6,223
        Mid Cap Growth/Artisan Partners                                 10,856
        Small Cap Value/Berger Fund                                     29,149
        CIGNA Lifetime 20 Fund                                          37,414
        CIGNA Lifetime 30 Fund                                          48,205
        CIGNA Lifetime 40 Fund                                          76,247
        CIGNA Lifetime 50 Fund                                          15,379
        CIGNA Lifetime 60 Fund                                          17,970
        Janus Worldwide Fund                                           132,245
        Janus Fund                                                     354,677
        White Oak Growth Stock Fund                                     69,284
        Hawk Corporation common stock                                   52,833
*  Participant Loans, (interest rates from 5.25% to 10.50%)             62,886
                                                                   -----------
                                                                   $ 1,428,056
                                                                   ===========

* Indicates a party-in-interest to the Plan.

                               INDEX TO EXHIBITS

23*    Consent of Ernst & Young LLP
99.1*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002
99.2*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002



                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Hawk Corporation 401(k) Savings and Retirement Plan



Date: June 25, 2003

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator